UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

MEDIA GENERAL INC.
(Name of Issuer)

Voting Common Stock, no par value
(Title of Class of Securities)

58441K100
(CUSIP Number)

Joseph Mause Standard General L.P. 767 Fifth Avenue, 12th Floor New York, NY 10153 Tel. No.: 212-610-9177
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Standard General L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 26,698,209 shares of Voting Common Stock
9 Sole Dispositive Power 0
10 Shared Dispositive Power 26,698,209 shares of Voting Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 26,698,209 shares of Voting Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 20.5%
14	Type of Reporting Person (See Instructions) IA

1	Names of Reporting Persons. Standard General Fund L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 26,698,209 shares of Voting Common Stock
9 Sole Dispositive Power 0
10 Shared Dispositive Power 26,698,209 shares of Voting Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 26,698,209 shares of Voting Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 20.5%
14	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons. Standard General Communications LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 22,948,683 shares of Voting Common Stock
9 Sole Dispositive Power 0
10 Shared Dispositive Power 22,948,683 shares of Voting Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,948,683 shares of Voting Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions [ ]
13	Percent of Class Represented by Amount in Row (11) 17.7%
14	Type of Reporting Person (See Instructions) OO (limited liability company)

1	Names of Reporting Persons. Soohyung Kim
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 26,698,209 shares of Voting Common Stock
9 Sole Dispositive Power 0
10 Shared Dispositive Power 26,698,209 shares of Voting Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 26,698,209 shares of Voting Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 20.5%
14	Type of Reporting Person (See Instructions) IN, HC

Item 1.	Security and Issuer

This Amendment No. 2 to Schedule 13D (this “Amendment”) relates to shares of Voting Common Stock, no par value (the “Voting Common Stock”), of Media General, Inc. , a Virginia corporation formerly known as Mercury New Holdco, Inc. (the “Issuer”).  This Amendment is being filed by each of the Reporting Persons to amend the Schedule 13D (the “Original Schedule 13D”) which was originally filed on November 22, 2013 in respect of the shares of Voting Common Stock, no par value (the “Old MEG Voting Common Stock”), of MGOC, Inc., a Virginia corporation formerly known as Media General, Inc. (the "Predecessor Issuer") and amended by Amendment No.1 filed on March 25, 2014.  Unless otherwise defined herein, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Original Schedule 13D.

This Amendment is being filed to amend Items 3, 4 and 5 of the Original Schedule 13D as set forth below.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented to include the following:

Pursuant to the Combination (as defined in Item 4 below), the 3,749,526 and 22,948,683 shares of Old MEG Voting Common Stock, held by the SG Fund and SG Communications, respectively, were automatically converted into 3,749, 526 and 22,948, 683 shares of Voting Common Stock.

Item 4.	Purpose of Transaction Item 4 of the Original Schedule 13D, as amended, is hereby amended and supplemented to include the following:

On December 19, 2014, the Issuer announced that it had consummated the transactions (the "Combination") contemplated by the Agreement and Plan of Merger, dated as of March 21, 2014, by and among the Issuer, the Predecessor Issuer, Mercury Merger Sub 1, Inc., Mercury Merger Sub 2, LLC and LIN Media LLC, as amended by Amendment No. 1 thereto, dated as of August 20, 2014.  Pursuant to the Combination, each outstanding share of Old MEG Voting Common Stock was automatically converted into one share of Voting Common Stock issued by the Issuer.    On December 24, 2014, the Issuer announced that it was issuing a total of approximately 41,239,715 shares of Voting Common Stock to the former shareholders of LIN Media in the Combination.

Item 5.	Interest in Securities of the Issuer
 Item 5 of the Original Schedule 13D, as amended, is hereby amended and restated to read in its entirety as follows:

(a) and (b)  See Items 7-11 of the cover pages to this Amendment No. 2 and Item 2 of the Original Schedule 13D.  The SG Fund and SG Communications hold 3,749,526 and 22,948,683 shares of Voting Common Stock, respectively.  The SG Fund may be deemed to beneficially own the shares of Voting Common Stock held by SG Communications, and Standard General and Mr. Kim may be deemed to beneficially own the shares of Voting Common Stock beneficially owned by the Funds.

Pursuant to Rule 13d-4, each of the Reporting Persons expressly declares that this Schedule 13D and any amendments hereto shall not be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities reported herein (or for any other purpose), except to the extent of its or his pecuniary interest in such shares.

The percentage calculations were  based on a total of 129,997,168 shares of Voting Common Stock outstanding calculated  based on (i) the 88,347,211 shares of Old MEG Voting Common Stock reported as outstanding on the Quarterly Report on  Form 10-Q filed by the Predecessor Issuer on November 6, 2014 (each share of which was automatically converted into one share of Voting Common Stock in the Combination), (ii) 410,242 shares of Non-Voting common stock of the Predecessor Issuer reported as outstanding on the Quarterly Report on  Form 10-Q filed by the Predecessor Issuer on November 6, 2014 (each share of which was automatically converted into one share of Non-voting common stock of the Issuer pursuant to the Combination and which, according to public disclosure made by the holder thereof,  are being converted into shares of Voting Common Stock),  and (iii) the 41,239,715 shares of Voting Common Stock issued by the Issuer.

(c)  The Reporting Persons did not engage in any transactions involving securities of the Issuer during the sixty day period prior to the filing of this Schedule 13D, except as described in Item 4 above.

(d)  Not applicable.

(e)  Not applicable.

SIGNATURE

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Date:              December 30, 2014

STANDARD GENERAL L.P.
By: Standard General Holdings L.P., its General Partner
By: Standard General S Corp, its General Partner
By: /s/ Soohyung Kim Name: Soohyung Kim Title: Director

STANDARD GENERAL FUND L.P.
By: Standard General L.P., its Manager
By: Standard General Holdings L.P., its General Partner
By: Standard General S Corp, its General Partner
By: /s/ Soohyung Kim Name: Soohyung Kim Title: Director

STANDARD GENERAL COMMUNICATIONS LLC

By: Standard General L.P., its Manager
By: Standard General Holdings L.P., its General Partner
By: Standard General S Corp, its General Partner
By: /s/ Soohyung Kim Name: Soohyung Kim Title: Director

/s/ Soohyung Kim Soohyung Kim